FIRST PRAIRIE QUALITY INCOME FUND
                  Three First National Plaza
                    Chicago, Illinois 60670



                                        October 26, 1995



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  First Prairie Quality Income Fund
          Registration Statement on Form N-1A
          (Registration No. 33-46405)

Gentlemen:

     Pursuant to Rule 477 of the General Rules and Regulations under the Securities Act of 1933, as amended, First Prairie Quality Income Fund (the "Fund") desires to withdraw, and hereby requests that the Commission withdraw, the above-referenced Registration Statement. The Fund believes that such action would be consistent with the public interest and the protection of investors since the Fund has not made a public offering of its shares of beneficial interest and the above-referenced Registration Statement has not been declared effective by the Staff of the Commission.

                              Very truly yours,

                              FIRST PRAIRIE QUALITY INCOME FUND



                              By: /s/Bradford M. Markham
                                   Bradford M. Markham,
                                   Agent for Service of Process